Exhibit 99.1

Blue Hat Announces Financial Results for Third Quarter of 2021, Highlighted by a 235.6% Increase in Total Revenues to US $13.3 Million

Xiamen, China – December 6, 2021: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a leading communication services and internet data center (“IDC”) business provider and developer, and an operator of mobile games and augmented reality (“AR”) education curricula and products in China, today announced its unaudited financial results for the three and nine months ended September 30, 2021 (“Third Quarter 2021” and “Nine Months 2021”, respectively).

Third Quarter 2021 and Nine Months 2021 Financial Highlights

●	Total revenues of US $13.3 million, up 235.6% from US $4.0 million in the prior-year period, driven primarily by increased sales from the IDC business with support from the mobile gaming and information technology services businesses

●	Gross profit of US $5.4 million, up 94.3% from US $2.8 million in the prior-year period

●	Income from operations of US $2.0 million, unchanged from US $2.0 million in the prior-year period

●	Net income of US $2.0 million, up 21.5% from US $1.7 million in the prior-year period

●	Nine Months 2021 total revenues of US $31.3 million, up 254.3% from US $8.8 million in the prior-year period

●	Nine Months 2021 gross profit of US $14.2 million, up 120.7% from US $6.4 million in the prior-year period

●	Nine Months 2021 income from operations of US $5.6 million, up 55.3% from US $3.6 million in the prior-year period

●	Nine Months 2021 net income of US $3.4 million, up 16.4% from US $2.9 million in the prior-year period

●	US $11.9 million in cash and cash equivalents at September 30, 2021

Management Commentary

Mr. Xiaodong Chen, CEO of Blue Hat, stated, “2021 has been a monumental year for Blue Hat, with significant gains generated due to a proactive acquisition strategy across our integrated businesses. The Company achieved record revenues of US $31.3 million in the first nine months of 2021, more than tripling our top line from the prior-year period with the launch of our communication services/IDC business with the acquisition of Xunpusen Technology Co., Ltd. (“Xunpusen”) in late 2020. In addition, we continue to build an interactive entertainment platform including mobile games, augmented reality toys, and a fully immersive education curriculum. We are pleased with the improved results on the bottom line during Third Quarter 2021 as we have continued to integrate these businesses into Blue Hat’s operations, and we remain confident in our ability to continue executing on our growth strategy to conclude the year on a strong note. We look forward to making continued investments in our various lines of business, including technology development and partnership expansions, which we believe will establish a firm foundation for long-term growth.”

Third Quarter 2021 Results

Total revenues were US $13.3 million for Third Quarter 2021, an increase of US $9.3 million, or 235.6%, compared to US $4.0 million in the prior-year period. The revenue growth was primarily attributable to increased sales from the mobile games and communication services businesses, as well as contributions from the information technology services business, which launched in the fourth quarter of 2020.

Revenues from communication services were US $5.8 million for Third Quarter 2021, compared to nil in the prior-year period. The gain was due to the acquisition of Xunpusen in the second half of 2020.

Revenues from mobile games increased to US $3.4 million for Third Quarter 2021, from US $0.6 million in the prior-year period, following the acquisition of Fuzhou Csfctech Co., Ltd. (“Csfctech”) in January 2021.

Revenues from information technology services were US $1.6 million for Third Quarter 2021, compared to nil in the prior-year period. This is a new line of business that the Company launched in late 2020, whereby Blue Hat provides products and technical services that enable users to access technical service platforms to utilize products and services from third-party platforms and medial channels (such as WeChat Official Account, Mini Program, APP, Tik Tok, Toutiao, Quick Worker, etc.).

Revenues from sales of interactive toys (game series) were US $1.5 million for the Third Quarter 2021, compared to US $3.3 million in the prior-year period. The decrease was due to the Company’s focus on developing other areas of business during the period.

Revenues from sales of interactive toys (animation series) were US $1.0 million for Third Quarter 2021, compared to US $0.02 million in the prior-year period.

Revenues from AR education, previously included under interactive toys (animation series), were US $0.04 million for Third Quarter 2021. Growth in the AR education business has been primarily driven by the roll-out and implementation of Blue Hat’s ARIC system to various schools. This business may be subject to seasonality as the Company anticipates higher revenues from AR education in the first and third quarters of a year, coinciding with the beginning of school terms in February and September.

Gross profit increased 94.3% to US $5.4 million for Third Quarter 2021, from US $2.8 million in the prior-year period. Gross margin was 40.7% for Third Quarter 2021, compared to 70.2% in the prior-year period. The decrease in gross margin was due to higher initial costs associated with establishing the new businesses and integrating acquisitions into the Company’s operations.

Total operating expenses increased to US $3.4 million for Third Quarter 2021, from US $0.8 million in the prior-year period, as a result of increased selling expenses related to marketing the Company’s new businesses and promoting newly-launched mobile games following the acquisition of Csfctech, as well as increased R&D expenses related to the development of new mobile games.

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Income from operations was US $2.0 million for Third Quarter 2021, unchanged from US $2.0 million in the prior-year period.

Net income increased 21.5% to US $2.0 million for Third Quarter 2021, from US $1.7 million in the prior-year period. The increase in net income is mainly attributable to the increase in total revenues.

Basic and diluted earnings per share were US $0.04 for Third Quarter 2021, compared to US $0.05 for the prior-year period.

Nine Months 2021 Results

Total revenues were US $31.3 million for Nine Months 2021, an increase of US $22.4 million, or 254.3%, compared to US $8.8 million in the prior-year period. The revenue growth was largely attributable to increased revenue contributions from the Company’s IDC and mobile games businesses, following the acquisitions of Xunpusen in late 2020 and Csfctech in January 2021.

Revenues from communication services were US $12.9 million for Nine Months 2021, compared to nil in the prior-year period.

Revenues from mobile games increased to US $9.2 million for Nine Months 2021, from US $1.8 million in the prior-year period.

Revenues from information technology services were US $1.6 million for Nine Months 2021, compared to nil in the prior-year period.

Revenues from sales of interactive toys (game series) were US $5.9 million for Nine Months 2021, compared to US $7.0 million in the prior-year period.

Revenues from sales of interactive toys (animation series) were US $1.4 million for Nine Months 2021, compared to US $0.02 million in the prior-year period.

Revenues from AR education, previously included under interactive toys (animation series), were US $0.2 million for Nine Months 2021.

Gross profit increased 120.7% to US $14.2 million for Nine Months 2021, from US $6.4 million in the prior-year period.

●	Interactive toys (animation series): 3.2%, or US $0.05 million

●	Interactive toys (game series): 58.3%, or US $3.4 million

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●	Mobile games: 82.6%, or US $7.6 million

●	AR education: 88.5%, or US $0.2 million

●	Communication services: 20.3%, or US $2.6 million

●	Information technology services: 18.8%, or US $0.3 million

Total gross margin was 45.5% for Nine Months 2021, compared to 73.0% in the prior-year period.

Total operating expenses increased to US $8.6 million for Nine Months 2021, from US $2.8 million in the prior-year period, primarily as a result of increased expenses as described above under “Third Quarter 2021 Results.”

Income from operations increased 55.3% to US $5.6 million for Nine Months 2021, from US $3.6 million in the prior-year period.

Net income increased 16.4% to US $3.4 million for Nine Months 2021, from US $2.9 million in the prior-year period.

Basic and diluted earnings per share were US $0.07 and US $0.06, respectively, for Nine Months 2021, compared to US $0.08 in the prior-year period.

Balance Sheet Highlights

As of September 30, 2021, Blue Hat had cash and cash equivalents of US $11.9 million, working capital of US $37.4 million and total shareholders’ equity of US $83.5 million, compared to cash and cash equivalents of US $15.8 million, working capital of US $34.0 million and total shareholders’ equity of US $58.9 million, respectively, at December 31, 2020.

About Blue Hat

Blue Hat is a leading communication services and IDC business provider as well as a producer, developer and operator of AR interactive entertainment games, toys and educational materials in China. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in its forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Investor Relations:

The Equity Group Inc.	In China
Carolyne Sohn, Vice President	Lucy Ma, Associate
(415) 568-2255	+86 10 5661 7012
csohn@equityny.com	lma@equityny.com

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Three Months Ended September 30,
	2021	2020
Revenues	$13,316,780	$3,967,824
Cost of revenue	7,903,014	1,181,586
Gross profit	5,413,766	2,786,238

Operating expenses:
Selling	1,432,284	120,574
General and administrative	898,529	593,077
Research and development	1,077,914	55,097
Total operating expenses	3,408,727	768,748

Income from operations	2,005,039	2,017,490

Other income (expense)
Interest income	16,770	38,937
Interest expense	(28,026)	(31,615)
Other finance expenses	(3,109)	(5,227)
Other (expense) income, net	894,465	(41,628)
Total other (expense) income, net	870,100	(39,533)

Income before income taxes	2,875,139	1,977,957
Provision for income taxes	859,354	319,285
Net income	2,015,785	1,658,672

Other comprehensive income (loss)
Foreign currency translation adjustment	(315,989)	1,467,387
Comprehensive income	$1,699,796	$3,126,059
Less: Comprehensive income attributable to non-controlling interests	735,923	—
Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	963,873	3,126,059

Weighted average number of ordinary shares
Basic	49,432,007	35,141,114
Diluted	56,159,502	35,141,114

Earnings per share
Basic	$0.04	$0.05
Diluted	$0.04	$0.05

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Nine Months Ended September 30,
	2021	2020
Revenues	$31,259,344	$8,822,686
Cost of revenue	17,051,940	2,385,548
Gross profit	14,207,404	6,437,138

Operating expenses:
Selling	3,081,032	411,273
General and administrative	3,026,529	2,189,895
Research and development	2,455,231	200,276
Total operating expenses	8,562,792	2,801,444

Income from operations	5,644,612	3,635,694

Other income (expense)
Interest income	151,655	146,821
Interest expense	(263,427)	(155,275)
Other finance expenses	(84,772)	(15,395)
Other (expense) income, net	(198,101)	(20,766)
Total other (expense) income, net	(394,645)	(44,615)

Income before income taxes	5,249,967	3,591,079
Provision for income taxes	1,853,066	672,644
Net income	3,396,901	2,918,435

Other comprehensive income (loss)
Foreign currency translation adjustment	994,794	887,995
Comprehensive income	$4,391,695	$3,806,430
Less: Comprehensive income attributable to non-controlling interests	1,484,518
Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	2,907,177	3,806,430

Weighted average number of ordinary shares
Basic	49,432,007	35,141,114
Diluted	56,159,502	35,141,114

Earnings per share
Basic	$0.07	$0.08
Diluted	$0.06	$0.08

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BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
ASSETS	2021	2020
Current assets:
Cash and cash equivalents	$11,887,108	$15,800,563
Restricted cash
Short-term investments
Accounts receivable, net	32,333,303	16,594,533
Accounts receivable - related party		1,906,101
Other receivables, net	16,225,702	14,350,223
Other receivables - related party	33,381
Inventories	244,302	117,075
Prepayments, net	3,134,782	1,917,780
Total current assets	63,858,858	50,686,275

Property and equipment, net	4,232,119	4,258,121

Other assets:
Prepayments	11,784,577	4,164,274
Operating lease, right-of-use asset	199,061	290,410
Intangible assets, net	27,089,943	14,252,575
Long-term investments	1,850,310	1,914,668
Deferred tax assets	255,335	119,127
Goodwill accounting	787,047
Total other assets	41,966,273	20,741,054
Total assets	$110,056,970	$75,685,450

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans - banks	$1,355,188	$5,129,295
Current maturities of long-term loans - third party	0	14,117
Accounts payable	3,813,233	935,588
Convertible bonds payable	60,681	739,189
Other payables and accrued liabilities	11,202,630	1,846,917
Other payables - related party	216,885	25,837
Operating lease liabilities - current	146,693	300,468
Customer deposits	1,862,236	941,877
Accrual interest payable
Taxes payable	7,843,132	6,802,454
Total current liabilities	26,500,678	16,735,742

Other liabilities:
Operating lease liability	59,731
Long-term loans - third party
Total other liabilities	59,731
Total liabilities	26,560,409	16,735,742

COMMITMENTS AND CONTINGENCIES
Shareholders’ equity
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 53,417,200 shares issued and outstanding as of June 30, 2021, and 38,553,694 shares issued and outstanding as of December 31, 2020	53,667	38,554
Additional paid-in capital	35,861,782	23,466,482
Statutory reserves	2,204,174	2,204,174
Retained earnings	33,299,781	31,387,398
Accumulated other comprehensive income (loss)	2,736,490	1,741,696
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	74,155,894	58,838,304
Non-controlling interests	9,340,667	111,404
Total equity	83,496,561	58,949,708
Total liabilities and shareholders’ equity	$110,056,970	$75,685,450

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